Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-128071

October 11, 2007

John Deere Capital Corporation
$600,000,000 Floating Rate Notes Due October 16, 2009

Issuer:	John Deere Capital Corporation
Ratings:	A2 by Moody’s Investors Service, Inc. / A by Standard and Poor’s Ratings Services
Format:	Medium Term Notes
Trade Date:	October 11, 2007
Time of First Sale to Public:	2:55 p.m. EST
Settlement Date (T+3):	October 16, 2007
Maturity Date:	October 16, 2009
Aggregate Principal Amount Offered:	$600,000,000
Reference Rate:	USD-LIBOR-Reuters (Screen LIBOR01 Page)
Coupon:	3M USD LIBOR + 29 bps
Coupon Payment Dates:	Quarterly on the 16th of January, April, July and October commencing on January 16, 2008
Interest Determination Dates:	2 London Business Days
Day Count:	Actual / 360
Day Count Convention:	Modified Following, Adjusted
Price to Public:	100.000%
Gross Spread:	0.200%
Net Proceeds (%):	99.800%

Net Proceeds ($):	$598,800,000
CUSIP:	24422EQL6
Joint Bookrunners:	Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A., BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Santander Investment Securities Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611